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WRITER’S DIRECT DIAL NUMBER: (202) 508-4732

January 28, 2014

VIA EDGAR

Ms. Catherine Courtney Gordon Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 99 to the Registration Statement on Form N-1A
	Filing Date:	November 27, 2013

Dear Ms. Gordon:

This letter is in response to oral comments provided to the undersigned by Ms. Catherine Courtney Gordon of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on January 3, 2014 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Funds (the “Trust” or the “Registrant”) filed on November 27, 2013. The Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected in a post-effective amendment to the Trust’s Registration Statement, which will be filed on or before January 30, 2014.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Funds Class A, Class B, and Class C Shares Prospectus and the Sterling Capital Funds Institutional and Class R Shares Prospectus.

General Comments

Comment 1:	In the “Portfolio Managers” section, please clearly specify when Mr. Bridges and Mr. Weller became Portfolio Managers.

Response:	The first sentence after the heading “Large Cap Value Diversified Fund and Small Cap Value Diversified Fund” indicates that Mr. Bridges and Mr. Weller have been co-portfolio managers of the Large Cap Value Diversified Fund since August 2013 and co-portfolio managers of the Small Cap Value Diversified Fund since June 2013.

Comment 2:	Item 9 of Form N-1A requires that the Fund include a description of its principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest. Please update the disclosure to conform with this requirement.

Response:	The Registrant believes that the disclosure complies with Item 9 of Form N-1A and meets the standards of the Investment Company Act of 1940, as amended and the Securities Act of 1933, as amended. The Registrant respectfully notes that each Fund’s principal investments are identified in each Fund’s summary section and that the Item 9 principal strategy disclosure provides additional gloss on those investments.

Comment 3:	If the portfolio turnover rate with respect to any Fund exceeds 100% (as stated in the Fund’s Financial Highlights), please include risk disclosure regarding the consequences of having a high portfolio turnover rate.

Response:	The requested change has been made. “Active Trading Risk” has been added to the applicable Funds.

Fund-Specific Comments

Comment 4:	In footnote 3 of the Annual Fund Operating Expenses table for Sterling Capital Large Cap Value Diversified Fund, please indicate who has the right to terminate the contractual limitation on management fees.

Response:	Footnote 3 to the Annual Fund Operating Expenses table currently indicates that the Fund has the sole right to terminate contractual limitation on management fees. The Registrant interprets this to mean that the contractual limitations on management fees cannot be terminated prior to expiration without Board action.

Comment 5:	For any Fund that includes investments in convertible securities in the Fund’s “Principal Strategy,” please consider whether it would be appropriate to add corresponding risk disclosure.

Response:

The requested change has been made. The Registrant has added the following risk disclosure with respect to Sterling Capital Equity Income Fund, Sterling Capital Ultra Short Bond Fund, Sterling Capital Short Duration Bond Fund and Sterling Capital Total Return Bond Fund:

“Convertible Securities Risk. Convertible securities are securities that may be converted or exchanged into shares of an underlying stock or other asset at a stated exchange ratio or predetermined price. The market value of convertible securities tends to decline as interest rates increase and may be affected by changes in the price of the underlying security. Convertible securities are frequently issued with a call feature that allows the issuer to choose when to redeem the security, which could result in the Fund being forced to redeem, convert, or sell the security under circumstances unfavorable to the Fund.”

Comment 6:	In the second paragraph of the Sterling Capital Ultra Short Bond Fund’s “Principal Strategy” section, please clarify the meaning of “duration.”

Response:

The requested change has been made. The following language has been added after the last sentence in the second paragraph of the Fund’s “Principal Strategy” section:

“Duration is the expected life of a fixed-income security and is used to determine the sensitivity of the security’s price to changes in interest rates. Maturity merely measures the time until final payment is due. Unlike maturity, duration accounts for the time until all payments of interest and principal on a security are expected to be made, including how these payments are affected by prepayments and by changes in interest rates.”

Comment 7:	Sterling Capital Ultra Short Bond Fund’s “Principal Strategy” section states that the Fund may invest in variable and floating rate instruments. Please consider whether it would be appropriate to add corresponding risk disclosure.

Response:

The requested change has been made. The following risk has been added to the “Principal Risks” section of the Sterling Capital Ultra Short Bond Fund:

“Variable and Floating Rate Instrument Risk. Variable and floating rate instruments are generally less sensitive to interest rate changes than other fixed rate instruments; however, the value of floating rate instruments may decline if their interest rates do not rise as quickly, or as much, as general interest rates.”

Comment 8:	Sterling Capital Intermediate U.S. Government Fund’s “Principal Strategy” section states that the Fund may invest in short-term obligations, asset-backed securities and Yankee bonds. Please consider whether it would be appropriate to add risk disclosure related to each of these investments.

Response:

Mortgage-Backed Securities Risk in the “Principal Risks” section for the Fund has been revised as follows:

“Mortgage-Backed and Asset-Backed Securities Risk: Mortgage-backed and other asset-backed securities may be particularly sensitive to changes in prevailing interest rates. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. Mortgage-backed securities are also subject to pre-payment risk. Due to their often complicated structures, various mortgage-backed and asset-backed securities may be difficult to value and may constitute illiquid securities. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer protection credit laws with respect to these securities, which may give the debtor the right to avoid or reduce payment.”

The following risk has been added to the “Principal Risks” section for the Sterling Capital Intermediate U.S. Government Fund:

“Yankee Bond Risk. Yankee bonds are subject to the same risks as other debt issues, notably credit risk, market risk, currency and liquidity risk. Other risks include adverse political and economic developments; the extent and quality of government regulations of financial markets and institutions; the imposition of foreign withholding taxes; and the expropriation or nationalization of foreign issuers.”

Comment 9:	Sterling Capital Corporate Fund’s “Principal Strategy” section states that the Fund may invest in preferred stock. Please consider whether it would be appropriate to add corresponding risk disclosure.

Response:

The requested change has been made. The following risk disclosure has been added with respect to the Sterling Capital Corporate Fund and other Funds that invest in preferred stock on a principal basis:

“Preferred Stock Risk. Preferred stock represents an interest in a company that generally entitles the holder to receive, in preference to the holders of common stock, dividends and a fixed share of the proceeds resulting from a liquidation of the company. Preferred stocks do not offer as great a degree of protection of capital or assurance of continued income as investments in corporate debt securities. Preferred stocks are generally subordinated in right of payment to all debt obligations and creditors of the issuer, and convertible preferred stocks may be subordinated to other preferred stock of the same issuer.”

Comment 10:	Investments in debt securities sold in private placement transactions are listed in the “Principal Strategy” section for the Sterling Capital Corporate Fund and the Sterling Capital Securitized Opportunities Fund. Please consider whether it would be appropriate to add corresponding risk disclosure.

Response:

The requested change has been made. The following risk has been added to the “Principal Risks” section of the Sterling Capital Corporate Fund and the Sterling Capital Securitized Opportunities Fund:

“Private Placement Risk. Privately issued securities are restricted securities that are not publicly traded, and may be less liquid than those that are publicly traded. Accordingly, the Fund may not be able to redeem or resell its interests in a privately issued security at an advantageous time or at an advantageous price which may result in a loss to the Fund.”

Comment 11:	Given the broad range of securitized obligations that the Sterling Capital Securitized Opportunities Fund may invest in, please consider whether it would be appropriate to expand the Mortgage-Backed Securities Risk disclosure to include risks about asset-backed securities.

Response:	The Registrant respectfully notes that the current risk disclosure covers both mortgage-backed and asset-backed securities. As such, the Registrant believes that the disclosure is sufficiently broad.

Comment 12:	Please consider whether it would be appropriate to add risk disclosure with respect to the Kentucky Intermediate Tax-Free Fund (and the other state-specific municipal bond Funds) regarding the possibility that the Fund may not be able to find suitable investments and how the Fund will invest its assets if it is not able to find suitable investments.

Response:	The Registrant does not believe that this is a principal risk of the Kentucky Intermediate Tax-Free Fund or the other Sterling Capital state-specific municipal bond Funds.

Comment 13:	Please disclose any state-specific risks with respect to any of the state-specific municipal bond Funds.

Response:	The Funds’ Statement of Additional Information includes lengthy disclosures regarding the general economic and political conditions in each state. Additionally, each state-specific municipal bond Fund’s “Principal Risk” disclosure previously has been reviewed by counsel in each state in which the respective state-specific municipal bond Funds focus their investments. Based on those reviews, the Registrant believes that the material risks applicable to the state-specific municipal bond Funds are correctly stated in the applicable Sterling Capital Funds Prospectus.

Comment 14:	Please consider whether it would be appropriate to add Active Trading Risk disclosure for the Sterling Capital Kentucky Intermediate Tax-Free Fund.

Response:	The requested change has been made.

Comment 15:	Please add disclosure for the Sterling Capital Strategic Allocation Conservative Fund, Sterling Capital Strategic Allocation Balanced Fund and Sterling Capital Strategic Allocation Growth Fund (the “Strategic Allocation Funds”) to reflect duplication of expenses associated with a fund-of-funds structure and any conflicts of interest and/or transaction costs that may arise to the extent underlying funds have conflicting investment strategies. Please also add disclosure regarding the investment strategies and risks of the underlying funds in which the Strategic Allocation Funds invest.

Response:

The Registrant notes that the disclosure for each of the Strategic Allocation Funds includes an “Investing in Mutual Funds Risk,” which, among other things, addresses duplication of expenses resulting from investment in other investment companies.

In addition, the Registrant notes that, in accordance with Instruction 3(f) to Item 3 of Form N-1A, each Strategic Allocation Fund’s Annual Fund Operating Expenses table includes a line item for Acquired Fund Fees and Expenses and a footnote indicating that the information provided reflects the expenses of both the Fund and investments in other investment companies.

With respect to the principal investment strategies and risks of the underlying funds in which the Strategic Allocation Funds invest, each Strategic Allocation Fund’s principal investment strategy and principal risk disclosure summarizes the investment strategies of the underlying funds and principal risks associated with those strategies. As noted in each Strategic Allocation Fund’s principal investment strategy, under normal market conditions, each Strategic Allocation Fund expects to invest in a mix of three to six Sterling Capital Funds. The Registrant notes that each Strategic Allocation Fund’s principal investment strategy states that the underlying funds that are part of the Sterling Capital Funds group of investment companies are described in the same prospectus. Additionally, each Strategic Allocation Fund reserves the right to invest in underlying funds that are not part of the Sterling Capital Funds group of investment companies. To the extent any Strategic Allocation Fund invests in an underlying fund that is not part of the Sterling Capital Funds group of investment companies, it will determine at such time whether additional strategy or risk disclosure is warranted.

Statement of Additional Information Comments

Comment 16:	Under the “Equity Securities” heading in the Additional Information on Portfolio Instruments Section of the Statement of Additional Information, please revise the second paragraph to remove any reference to potential for significant gains since that is not a risk.

Response:

The last sentence in the second paragraph under “Equity Securities” has been revised as follows:

“As a result, a Fund’s Adviser might decide to sell an IPO security more quickly than it would otherwise, which may result in significant ~~gains or~~ losses to the Fund.”

If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.

Sincerely,

/s/ Molly Moore

Molly Moore

cc: Thomas Hiller, Esq.